UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 4)

CSS Industries, Inc.

(Name of Subject Company (Issuer))

Tom Merger Sub Inc.

(Offeror)

IG Design Group Americas, Inc.

(Direct Parent of Offeror)

IG Design Group Plc

(Indirect Parent of Offeror)

(Names of Filing Persons)

Common Stock, $0.10 par value

(Title of Class of Securities)

125906107

(CUSIP Number of Class of Securities)

Gideon Schlessinger,

President and CEO

IG Design Group Americas, Inc.

555 Glenridge Connector, Suite 300

Atlanta, Georgia 30342

Telephone: (770) 551-9727

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Andrew Hough

Seyfarth Shaw LLP

1075 Peachtree St., Suite 2500
Atlanta, GA 30309

(404) 885-6700

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$90,230,402.60	$11,711.91

(1)	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 8,880,297 shares of voting common stock, par value $0.10 per share, at an offer price of $9.40 per share. The transaction value also includes (i) 263,000 shares issuable pursuant to outstanding Company Stock Options, and (ii) 455,682 shares issuable pursuant to outstanding Company restricted stock units and performance-based stock units, assuming satisfaction of any performance-based vesting criteria at target levels, multiplied by the offer price of $9.40 per share. The calculation of the filing fee is based on information provided by CSS Industries, Inc. as of the close of business on January 17, 2020.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2020, issued August 23, 2019, by multiplying the transaction value by 0.0001298.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $11,711.91	Filing Party: IG Design Group Americas, Inc.
Form of Registration No.: Schedule TO	Date Filed: January 31, 2020

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by (i) IG Design Group Americas, Inc., a Georgia corporation (“Parent”), (ii) TOM MERGER SUB INC., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Purchaser”), and (iii) IG Design Group Plc, a public limited company incorporated and registered in England and Wales and the sole stockholder of Parent (“IG Design”), with the Securities and Exchange Commission (the “Commission”) on January 31, 2020, as previously amended by Amendment No. 1 as filed with the Commission on February 4, 2020, Amendment No. 2 as filed with the Commission on February 11, 2020 and Amendment No. 3 as filed with the Commission on February 18, 2020 (together with any subsequent amendments and supplements thereto, including this Amendment, the “Schedule TO”). The Schedule TO relates to the tender offer for all of the outstanding shares of common stock, par value $0.10 per share (the “Shares”) of CSS Industries, Inc., a Delaware corporation (the “Company”), at a price of $9.40 per Share, net to the seller in cash, subject to reduction for any applicable withholding taxes in respect thereof, without interest, upon the terms and conditions set forth in the offer to purchase, dated January 31, 2020 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal, a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer.” This Schedule TO is being filed on behalf of Purchaser, Parent and IG Design.

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment.

Capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

Items 1-9 and Item 11.

Items 1-9 and Item 11 of the Schedule TO are hereby amended and supplemented by adding the following paragraphs at the end thereof:

“Consummation of the Offer and the Merger.

The Offer and withdrawal rights expired as scheduled at one minute after 11:59 p.m., Eastern Standard Time, on February 28, 2020. The Offer was not extended. The Depositary has advised IG Design, Parent and Purchaser that, as of the expiration of the Offer, 7,778,729 Shares, representing approximately 87.6 percent of the Shares issued and outstanding as of the expiration of the Offer, had been validly tendered and not validly withdrawn pursuant to the Offer (excluding Shares with respect to which Notices of Guaranteed Delivery were delivered but the Shares represented thereby were not yet delivered). In addition, Notices of Guaranteed Delivery had been delivered for 500 Shares, representing less than 0.01 percent of the Shares issued and outstanding as of the expiration of the Offer. The number of Shares tendered (excluding Shares delivered pursuant to Notices of Guaranteed Delivery that have not yet been “received” (within the meaning of Section 251(h)(6) of the DGCL) by the Depositary in the Offer) satisfies the Minimum Condition. As the Minimum Condition and each of the other conditions of the Offer have been satisfied or validly waived, Purchaser has accepted for payment all Shares that were validly tendered and not validly withdrawn pursuant to the Offer.

Following expiration of the Offer and acceptance for payment of the Shares, Parent intends to complete its acquisition of the Company on March 3, 2020 by consummating the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL, with the Company continuing as the Surviving Corporation in the Merger and thereby becoming a wholly owned subsidiary of Parent. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than (i) Shares owned, directly or indirectly, by Parent or Merger Sub or the Company (as treasury stock or otherwise), (ii) the Company's equity compensation and cash awards and (iii) Shares owned by any stockholder of the Company who is entitled to demand and properly demands appraisal of such Shares pursuant to, and who complies in all respects with the applicable provisions of, the DGCL) will be automatically cancelled and converted into the right to receive $9.40 per Share, net to the seller in cash, without interest and less any applicable withholding taxes. As a result of the Merger, the Company will cease to be a publicly traded company and the Shares will no longer be listed on The New York Stock Exchange.

The full text of the press release issued by IG Design, announcing the expiration and results of the Offer is attached as Exhibit (a)(5)(C) to the Schedule TO and is incorporated herein by reference.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TOM MERGER SUB INC.

By:	/s/ Giles Willits
	Name:	Giles Willits
	Title:	President
	Date:	March 2, 2020

IG DESIGN GROUP AMERICAS, INC.

By:	/s/ Gideon Schlessinger
	Name:	Gideon Schlessinger
	Title:	President and Chief Executive Officer
	Date:	March 2, 2020

IG DESIGN GROUP PLC

By:	/s/ Paul Fineman
	Name:	Paul Fineman
	Title:	Chief Executive Officer
	Date:	March 2, 2020

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)*	Offer to Purchase, dated January 31, 2020.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	Form of Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Form of Summary Advertisement as published in the New York Times on January 31, 2020.

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)*	Media Release of IG Design Group Plc dated January 31, 2020.

(a)(5)(B)*+	Placing Agreement dated January 20, 2020 by and between IG Design Group PLC and Canaccord Genuity Limited.

(a)(5)(C)	Media Release of IG Design Group Plc dated March 2, 2020.

(b)	Not applicable

(d)(1)*	Agreement and Plan of Merger, dated as of January 20, 2020, by and among CSS Industries, Inc., IG Design Group Americas, Inc., Tom Merger Sub Inc. and IG Design Group Plc (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on January 21, 2020).

(d)(2)*	Non-Disclosure Agreement, dated December 7, 2018, between CSS Industries, Inc. and IG Design Group Plc.

(d)(3)*	Amendment dated October 31, 2019 to Non-Disclosure Agreement, dated December 7, 2018, between CSS Industries, Inc. and IG Design Group Plc.

(g)	Not applicable

(h)	Not applicable

* Previously Filed

+ Portions of this document have been omitted pursuant to a request for confidential treatment submitted to the Securities and Exchange Commission pursuant to 17 CFR 240.24b-2.

4